1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
January 22, 2025	www.integraresources.com

 INTEGRA ANNOUNCES RECORD 2024 GOLD PRODUCTION OF 72,229 OUNCES FROM FLORIDA
CANYON, STRONG YEAR-END CASH POSITION OF $52 MILLION, AND IMPLEMENTATION OF PRICE
PROTECTION PROGRAM FOR 2025 PRODUCTION

(All amounts expressed in US dollars, as at December 31, 2024 and are unaudited)

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) announces record fourth quarter and full year 2024 production results from its principal operating asset, the Florida Canyon Mine ("Florida Canyon"), located in Nevada. The Company is also pleased to provide the unaudited 2024 year-end cash balance and to announce the implementation of a gold price protection program for 2025 production at Florida Canyon.

George Salamis, President, CEO and Director of Integra commented: "We are excited to announce record gold production of 72,229 ounces from Florida Canyon in 2024, marking the highest total production from the mine in 21 years. This represents a significant milestone for Integra as it marks the inaugural reported production for the Company. Integra ended the year with approximately $52 million in cash, demonstrating the Company's excellent financial position to begin 2025. We are also pleased to establish a price protection program for 2025 production with the purchase of put options at extremely attractive terms. Utilizing put options effectively secures downside price protection while maintaining full exposure to gold price upside. With a focus on capital allocation, securing production margins in 2025 is critical for demonstrating profitability at Florida Canyon while also supporting the continued advancement of the DeLamar and Nevada North Projects."

2024 Production Highlights

Fourth quarter 2024 production from Florida Canyon was 21,278 gold ounces. Full year 2024 production was 72,229 gold ounces, representing the highest production from Florida Canyon in the past 21 years.

Full year 2024 production at Florida Canyon met or exceeded previously stated guidance on several key operating and production metrics (refer to Argonaut Gold Inc. news release dated February 26, 2024 available on Argonaut Gold Inc.'s SEDAR+ profile):

  Mined and placed tonnes exceeded the top end of guidance by approximately 16%
  Contained gold ounces mined exceeded the top end of guidance by approximately 17%
  Recoverable placed gold ounces exceeded the top end of guidance by approximately 14%

Florida Canyon Mine - Fourth Quarter & Year End Operations Overview
	Unit	Q4 2024	FY 2024
Ore Mined	kt	3,264	12,866
Waste Mined	kt	1,485	8,829
Total Mined	kt	4,749	21,695
Grade Mined	g/t Au	0.27	0.28
Contained Ounces Mined	oz Au	28,695	117,492
Strip Ratio	w/o	0.46	0.69
Crushed Ore to Pad	kt	1,824	6,935
ROM Ore to Pad	kt	1,286	5,753
Total Placed	kt	3,110	12,689
Crushed Grade	g/t Au	0.33	0.36
ROM Grade	g/t Au	0.20	0.20
Processed Grade	g/t Au	0.28	0.28
Recovery Rate	%	60.7%	60.5%
Recoverable Placed Ounces	oz Au	16,745	70,374
Produced Ounces	oz Au	21,278	72,229
Sold Ounces	oz Au	21,134	72,089

Abbreviations & Conversions: Au = gold, koz = 1,000 troy ounces, kt = 1,000 metric tonnes, 0.9072 tonnes = 1 short ton, g/t = grams per tonne; Note: "Produced" gold ounces reflects ounces that have been poured and does not include ounces within recovery circuit.

Strong ounce production performance in 2024 at Florida Canyon was supported by the construction and commissioning of the new Phase III-A of the South Heap Leach Pad and enhancements to solution processing systems. Mined and placed material for both the fourth quarter and full year were above expectations as a result of excellent crusher performance and delivery of more Run-of-Mine ("ROM") ore to the leach pad than planned. The fourth quarter was particularly strong with the additional newly constructed carbon-in-column circuit coming online and beginning drawdown of the substantial gold inventory that was placed on the leach pads over the last few years.

The Company intends to release 2025 production and cost guidance in late February and at that point will provide further information on the planned release date for earnings and conference call details.

2024 Year End Cash Position

As at December 31, 2024, the Company's unaudited cash balance was $52 million. Full financial results for the quarter and full year will be reported and filed on Integra's profile on SEDAR+ at www.sedarplus.ca and EDGAR profile at www.sec.gov on or before March 27, 2025.

2025 Gold Price Protection Program

Integra is pleased to announce the implementation of a gold price protection program for 2025 production from Florida Canyon. The program is designed to secure margins at Florida Canyon, reduce gold price risk, and to enhance financial flexibility and strength for the Company to support the advancement of its key development assets, the DeLamar Project and the Nevada North Project.

The price protection program consists of the purchase of 37,800 gold ounces of put options with a strike price of $2,400/ounce, equally spread across January 2025 to December 2025. The put options were executed across several tranches from two separate financial institutions in December 2024 and January 2025. The put options will be settled in cash.

As the hedging program currently consists solely of put options, Integra retains the financial flexibility to later offset its initial cash outlay by converting the put options into a zero-cost collar or through the early monetization of the options, based on its assessment of market conditions and capital allocation priorities. Integra will continue to actively evaluate hedging strategies for 2025 and 2026 production at Florida Canyon.

Production hedged by put options represents approximately 54% of the contemplated 2025 gold ounces sold at Florida Canyon as set out in the 2024 NI 43-101 technical report titled: "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA", dated July 11, 2024 with an effective date of June 28, 2024 available under Integra's SEDAR+ profile at www.sedarplus.ca.

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Geology and Mining. Mr. Dutaut is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Preliminary Financial Results

The financial results contained in this news release for the three- and twelve-month periods ended December 31, 2024 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's audited consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal accounting procedures and adjustments.

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: guidance; price protection program and hedging strategies; 2025 production; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to conduct exploration and mining activities on its mineral properties; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold; the Company's ability to continue raising necessary capital to finance operations; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; that the Company's activities will be in accordance with the Company's public statements and stated goals; the ability to realize on the mineral resource and reserve estimates; and that there will be no material adverse change or disruptions affecting the Company and its mineral properties.  There can be no assurances that such statements will prove to be accurate and actual results and future results could differ materially from those anticipated by such statements.

Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Florida Canyon mine; integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties;  water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; risks related to guidance estimates and uncertainties inherent in the preparation of economic studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; the Company's limited operating history; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; enforcement of civil liabilities; information and cyber security; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023 and Florida Canyon Gold Inc.'s listing application on TSX Venture Exchange Form 2B, each of which are available on the respective SEDAR+ issuer profiles for the Company and Florida Canyon Gold Inc. available at www.sedarplus.ca.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release